ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-200212

Dated May 6, 2015

ETRACS LRET

ETRACS launches new 2x Leveraged monthly pay ETN designed to deliver significant income potential

ETRACS is pleased to announce a new exchange-traded product: the ETRACS Monthly Pay 2xLeveraged MSCI US REIT ETN (NYSE: LRET), which is linked to the monthly compounded two times leveraged performance of the MSCI US REIT Index (the “Index”).

LRET profile

Underlying Index:	MSCI US REIT Index

2x Index Yield*:	7.45%

Income Potential:	Variable monthly coupon linked to 2x the cash distributions, if any, of the Index constituents

* This figure is equal to two times the Index Yield calculated as of April 30, 2015 by the sponsor of the Index, MSCI. Investors are not guaranteed any coupon or distribution amount under the ETN.

LRET offers investors:

¡	Monthly compounded 2x leveraged exposure to the MSCI US REIT Index, less investor fees.
¡	Significant income potential in the form of a variable monthly coupon linked to 2x the cash distributions, if any, on the Index constituents.
¡	Leverage that is reset monthly, not daily.

About the MSCI US REIT Index

The MSCI US Index is a free float-adjusted market capitalization weighted index that is comprised of equity REIT securities. The Index includes securities with exposure to core real estate (e.g. residential and retail properties) as well as securities with exposure to other types of real estate (e.g.

casinos and theaters). The Index was created on June 20, 2005, and, therefore, has no performance history prior to that date.

Top 10 Index Constituents

Name	Ticker	% Weight
SIMON PROPERTY GROUP	SPG	8.48%
PUBLIC STORAGE	PSA	4.04%
HEALTH CARE REIT	HCN	3.74%
EQUITY RESIDENTIAL	EQR	3.74%
VENTAS INC	VTR	3.30%
AVALONBAY COMMUNITIES	AVB	3.21%
PROLOGIS	PLD	3.04%
BOSTON PROPERTIES	BXP	3.00%
HCP	HCP	2.77%
VORNADO REALTY TRUST	VNO	2.64%

Source: MSCI US; Top 10 of 140 constituents as of March 31, 2015.

To find out more, click on the links below or email ETRACS with your questions.

ETRACS ETNs are senior unsecured notes issued by UBS AG, are traded on NYSE Arca®, and can be bought and sold through a broker or financial advisor. An investment in ETRACS ETNs involves risks including the risk of loss of some or all of the investor’s principal, and is subject to the creditworthiness of UBS AG. You are not guaranteed any coupon or distribution amount under the ETNs. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement, or product supplement and pricing supplement, for the ETRACS ETNs in which you are interested.

Contact	More information

Tel +1-877-387 2275	▶	Factsheet
▶ Email	▶	Product Supplement
	▶	Pricing Supplement

Visit our website at www.etracs.com

This material is issued by UBS AG and/or an affiliate thereof (“UBS”). Products and services mentioned in this material may not be available for residents of certain jurisdictions. Past performance is not necessarily indicative of future results. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/).

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement and pricing supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable product supplement and pricing supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC.

Intended for recipient only and not for further distribution without the consent of UBS.

The MSCI information may only be used for your internal use, may not be reproduced or redisseminated in any form and may not be used as a basis for or a component of any financial instruments or products or indices. None of the MSCI information is intended to constitute investment advice or a recommendation to make (or refrain from making) any kind of investment decision and may not be relied on as such. Historical data and analysis should not be taken as an indication or guarantee of any future performance analysis, forecast or prediction. The MSCI information is provided on an “as is” basis and the user of this information assumes the entire risk of any use made of this information. MSCI, each of its affiliates and each other person involved in or related to compiling, computing or creating any MSCI information (collectively, the “MSCI Parties”) expressly disclaims all warranties (including, without limitation, any warranties of originality, accuracy, completeness, timeliness, non-infringement, merchantability and fitness for a particular purpose) with respect to this information. Without limiting any of the foregoing, in no event shall any MSCI Party have any liability for any direct, indirect, special, incidental, punitive, consequential (including, without limitation, lost profits) or any other damages. The product(s) referred to herein is not sponsored, endorsed, issued, sold or promoted by MSCI.

UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2015. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. Other marks may be trademarks of their respective owners. All rights reserved.

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